UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Archon Corporation
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                                (Name of Issuer)


                     Exchangeable Redeemable Preferred Stock
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                         (Title of Class of Securities)


                                    03957P200
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                                 (CUSIP Number)


                         Plainfield Asset Management LLC
                         55 Railroad Avenue
                         Greenwich, CT 06830
                         Attention: General Counsel
                         Telephone: (203) 302-1700

                         With a copy to:

                         Herrick, Feinstein LLP
                         2 Park Avenue
                         New York, NY 10016
                         Attention: Louis Goldberg, Esq.
                         Telephone: (212) 592-1400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 31, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


           Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03957P200
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1.   Name of Reporting Persons:   Plainfield Special Situations Master Fund
                                  Limited

     I.R.S. Identification Nos. of above persons (entities only): 98-0451872
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
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3.   SEC Use Only
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4.   Source of Funds: OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
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6.   Citizenship or Place of Organization

     Cayman Islands
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Number of               7.   Sole Voting Power:         0
Shares                  --------------------------------------------------------
Bene-ficially by        8.   Shared Voting Power:       0
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power:    0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

CUSIP No. 03957P200
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:   Plainfield Asset Management LLC

     I.R.S. Identification Nos. of above persons (entities only): 20-2332356
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
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Number of               7.   Sole Voting Power:         0
Shares                  --------------------------------------------------------
Bene-ficially by        8.   Shared Voting Power:       0
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power:    0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IA, OO
--------------------------------------------------------------------------------

CUSIP No. 03957P200
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1.   Name of Reporting Persons:   Max Holmes

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         0
Shares                  --------------------------------------------------------
Bene-ficially by        8.   Shared Voting Power:       0
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power:    0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D of the Reporting Persons filed with the Securities and Exchange Commission on August 29, 2007 (as amended, the "Schedule 13D) with respect to the exchangeable redeemable preferred stock (the "Preferred Stock") of Archon Corporation, a Nevada corporation (the "Issuer"). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the
Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.  Interest in Securities of the Issuer

The first paragraph of Section (a) of Item 5 of the Schedule 13D is hereby deleted and replaced as follows:

         On or about August 31, 2007, Master Fund's 254,546 shares of Preferred Stock were mandatorily redeemed at an Issuer-calculated price of $5.241 per share (the "Redemption Price"), or $1,334,075.59 in proceeds. As previously described in Item 4, Master Fund believes that the Issuer has miscalculated the Redemption Price. Specifically, the Issuer's calculation of the Redemption Price fails to take into account the compounding of accrued and unpaid dividends with respect to the Preferred Stock as expressly provided in that certain Certificate of Designation of the Exchangeable Preferred Stock, as filed with the Secretary of State of the State of Nevada on September 30, 1993. As a result, the Redemption Price per share of Preferred Stock is significantly greater than that calculated by the Issuer and noted in the Redemption Notice. Master Fund, together with the other Plaintiffs, has filed a lawsuit in the United States District Court for the District of Nevada regarding the foregoing.

         On August 31, 2007, counsel to the Plaintiffs sent a letter to the Issuer indicating, among other things, that receipt of payment with respect to the shares of Preferred Stock by any of the Plaintiffs shall not constitute a waiver of any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of the Plaintiffs reserve all its rights.

         The foregoing summary of the letter sent on August 31, 2007 does not purport to be complete and is qualified in its entirety by reference to the letter attached hereto as Exhibit 4 and incorporated by reference in its entirety into this Item 5.

Given the mandatory redemption of the Preferred Stock described above, the first three paragraphs of Section (b) of Item 5 of the Schedule 13D are amended by deleting any reference to the Preferred Stock contained herein.

Section (c) of Item 5 of the Schedule 13D is hereby deleted and replaced as follows:

         The transaction date, number of shares of Preferred Stock mandatorily redeemed by the Issuer, as well as the Redemption Price, of all transactions made within the past 60 days are set forth as follows:

                                       Number of Shares the
                                      Issuer Redeemed in the
         Name             Date         Mandatory Redemption     Redemption Price
         ----             ----         --------------------     ----------------

         Master Fund     8/31/07               254,546               $5.241

Section (f) of Item 5 of the Schedule 13D is hereby deleted and replaced as follows:

         (e) On August 31, 2007, the Issuer redeemed all of Master Fund's Preferred Stock. As a result, as of August 31, 2007, Master Fund is no longer a holder of more than 5% of the Preferred Stock of the Issuer.


Item 7.        Material to Be Filed as Exhibits

Exhibit 1. Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact.*

Exhibit 2. Joint Filing Agreement, by and among the Reporting Persons, dated August 28, 2007.*

Exhibit 3. Complaint filed with the United States District Court for the District of Nevada.*

Exhibit 4. Letter, dated August 31, 2007.



* Exhibits 1, 2 and 3 are attached to the Schedule 13D filed by the Reporting Persons on August 29, 2007, and are each incorporated herein by reference.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 5, 2007

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact**




** Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit 1 to this Schedule 13D.